UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2024

PROVEN Group, Inc.
(Exact name of issuer as specified in its charter)

Delaware	82-3571886
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

7901 4th St. N STE 4916
St. Petersburg, FL	33702
(Address of principal executive offices)	(Zip Code)

(415) 439-3421
Issuer’s telephone number, including area code

Units

Series A Preferred Stock

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this annual report, references to “Proven” or “the company” mean PROVEN Group, Inc., a Delaware corporation doing business as Proven Skincare, and its consolidated subsidiaries. On April 27, 2023, the company legally changed its name from Life Spectacular, Inc. to PROVEN Group, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1. BUSINESS

Overview

Proven is a private company that develops, produces and distributes skincare products and fragrance products under the brand names of Proven Skincare and Noteworthy Scents.

The company’s skincare products are formulated with insights from the company’s proprietary skin knowledge database, named the Skin Health Index. This database encompasses scientific papers on skin and consumer reviews, and a large number of beauty products and ingredients.

The company’s skincare products are tailored to a customer’s specific needs, which we ascertain via a comprehensive consumer questionnaire which we call the Skincare Quiz on our website. Once a customer completes this questionnaire, which takes under three minutes to complete, we are able to analyze the needs of the customer and provide them with a well-matched set of skincare products produced by the company.

The company’s fragrance products use a proprietary fragrance matching algorithm that was built using real data from tens of thousands of real people to help consumers find their signature scent. Once a customer completes the questionnaire, we are able to match them with a set of well-matched fragrance products.

Once a customer purchases the products, the company ships the appropriate products directly to a customer’s address.

Principal Products and Services

The company’s skincare products consist of different formulations of a three-product set: a face cleanser, a night moisturizer and a day moisturizer with sun protection. Most of the company’s customers purchase the set of all three products as there is a cost savings for purchasing the set. The set of products usually last about 2-4 months. Most of the company’s customers subscribe to receive their skincare set every 2-4 months. The company also offers different formulations of an eye cream set as well as different formulations of a serum. These products usually last about 2-4 months and most customers subscribe to receive these products every 2-4 months.

The company’s fragrance products consist of different formulations of fragrances. Most of the company’s customers initially purchase a discovery set of sample size products that are curated for the customer. The company offers full and travel size products and a gifting experience which bundles a discovery set and full-size or travel size products.

We disclose all ingredients that will be included in their products prior to their purchase of the products, and the company’s products are currently sold exclusively online through our website.

Market

The global skincare market was valued at $167.73 billion in 2024 and is projected to reach approximately $321.90 billion by 2034, growing at a compound annual growth rate (CAGR) of 6.74%. The global fragrance market was estimated to be $58 billion in 2025 and is projected to grow to $88 billion by 2033, growing at a compound annual growth rate (CAGR) of 5.31%. We currently operate in the United States and Canada.

Direct to Consumer and eCommerce industry trends indicate a difficult market environment including lower market multiples, fewer acquisitions and IPOs, and competitor bankruptcies over the past year. While some investors remain interested in profitable, innovative beauty brands, the overall market conditions remain uncertain, with no clear timeline for improvement.

Competition

Both the skincare and fragrance industries are highly crowded and competitive, and the company faces significant competition. As such, the company may be unable to acquire significant market share. We compete on the basis of our differentiation as a personalized skincare and fragrance provider and a brand that is founded by minority, female founders, and one that is powered by data.

Online Competitors

For Proven Skincare, the company competes with online competitors like Paula’s Choice, Glossier, BeautyCounter and Tatcha, as well as online customized competitors like Curology (primarily focused on acne treatments), Function of Beauty, Musely, Pure Culture Beauty, Prose (started in customized hair, and moved into customized body and skin), and various other small entries without much scale and various large companies trying to use existing brands.

Noteworthy Scents operates in the personalized fragrance market, offering customized perfumes tailored to individual preferences. Several brands compete in this niche market by providing similar personalized fragrance experiences. The main competitors are Maison 21G, DefineMe Fragrance, Scent Beauty, Dossier, Whiff and Sue Phillips.

Large Incumbents

L’Oreal, Estee Lauder, Coty, and Shiseido are just a few of the other companies we compete against. The strategy of large incumbent brands is fundamentally to sell as many of the same products to as many customers as possible, resulting in the one-size-fits all nature of many skincare and fragrance products.

We encourage product loyalty by having a subscription program for our PROVEN customers, where people can receive their skincare products at a discount and at regular intervals that they dictate.

Raw Materials/Suppliers

The company’s products are mixed and assembled in a few contract manufacturing labs that conduct skincare and fragrance product formulations and are located in the United States. These manufacturing labs formulate our products to our specifications then fill the formulations into company-supplied bottles and jars.

The company’s formulations undergo stringent quality control processes and testing. Our manufacturing labs comply with current Good Manufacturing Practices, or cGMP, and other regulations and requirements for quality control and quality assurance. They also comply with corresponding maintenance of records, documentation and reporting requirements.

Once our contract manufacturing labs complete the formulation and filling of our products, those filled bottles and jars are then shipped to third-party-logistics providers located in California, Georgia, New York, and Colorado. The third-party-logistics providers are responsible for fulfilling individual end-consumer orders based on a warehouse-logistics software that is connected to our e-commerce platform. As customers purchase our products on our website, the purchase information is sent over to the third-party-logistics provider, who can then pick and pack the products as indicated on our requirements document, and then ship those specified products directly to the customer’s address. All packing materials are provided by the company in the effort to reduce waste and maintain sustainability.

Customer complaints, when they occur, are addressed by a combination of our in-house customer support team members and long-term contract partners. Customers can email us via our customer support email, where they can expect to receive responses within a few working days. If products are not to their satisfaction, customers can receive a reformulation of products that would suit them better.

Employees

We have 32 full-time employees. Promotions, demotions, and dismissal of employees, including executives, have occurred and will continue to occur as management sees fit. As of December 31, 2024, the company has reserved 16,379,691 shares of Common Stock for issuance to officers, directors, employees and consultants of the company pursuant to its Amended and Restated 2017 Stock Plan duly adopted by the Board of Directors and approved by the company stockholders (the “Stock Plan”). Of such reserved shares of Common Stock, 661,756 shares have been issued pursuant to the exercise of outstanding stock options, 12,534,693 options to purchase shares have been granted and are currently outstanding, and 3,183,242 shares of Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Stock Plan.

We engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Regulation

The company has the requisite permits to operate in its current capacity, including a Seller’s Permit from the California State Board of Equalization to operate. The contract manufacturing labs who make the company’s various products all meet or exceed regulations and requirements for the manufacturing of skincare products. Some of our formulations are considered Over-The-Counter (OTC) products, and for those products that require them, we have obtained the necessary OTC registration documents from the Food and Drug Administration.

Intellectual Property

We filed for six patents in 2021. Each of these patents are utility patents and are all provisional applications. Subsequently, one application was granted in 2022 and a second application was granted in 2023. One patent application was withdrawn. These patents cover our dynamic questionnaire and product recommendation methods. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect intellectual property rights to our products and formulae. We typically enter into confidentiality or license agreements with employees, consultants, and vendors in an effort to control access to and distribution of formulae, software, documentation and other information. Policing unauthorized use of this information is difficult and the steps taken may not prevent misappropriation of the information. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

Litigation

As of December 31, 2024 there is one open case that is pending litigation. The amount of liability, if any, from this litigation cannot be determined with certainty. We review our legal proceedings and claims on an ongoing basis and follow appropriate accounting guidance when making accrual and disclosure decisions. The current open case is not believed to be material and it is assumed there is a remote potential of a settlement.

From time to time, we may be involved in litigation relating to contract disputes, employment and other matters that arise in the normal course of our business.

The Company’s Property

The company currently leases its premises and owns no significant plant or equipment. The company leases a virtual office space in St. Petersburg, Florida. The company leased the office space in 2021. The lease was renewed in 2024 with an option to terminate at any time with 3 days written notice and month to month thereafter. The landlord may terminate the lease with 2 days advance written notice to the company.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

General

We were formed as a Delaware corporation on May 15, 2017. The company develops, produces and sells skincare and fragrance products directly to consumers. The company’s business model is to sell products directly to consumers via its website. Subscription sales and sales from repeat customers make up a large portion of the company’s revenue. The company differentiates its skincare products through offering formulations that are matched to address a customer’s specific skin needs, lifestyle and environmental factors. The company differentiates its fragrance products through matching products to a customer’s fragrance preferences.

Results of Operations

The following represents our performance highlights:

Revenues

We generate revenues exclusively from direct-to-consumer sales of skincare and fragrance products. Revenues decreased by $2,037,380 from $37,022,526 for the year ended December 31, 2023 to $34,985,146 for the year ended December 31, 2024, or by 5.5%. The decrease in revenue was due primarily to a decrease in the number of new customers for PROVEN, resulting in lower revenue year over year. This was offset by an increase in revenue for Noteworthy which was primarily due to an increase in new and returning customers and change in product mix, which resulted in a higher average order.

Cost of Revenues

Cost of revenues consists of the costs of inventory sold, packaging materials costs, inbound freight, outbound freight, and customs and duties. In situations where promotional products are provided by the Company to its customers at the same time as the related saleable product, the cost of these promotional products are recognized as a cost of revenue. During the year ended December 31, 2024, the Company changed its accounting policy regarding the classification of outbound freight associated with shipping goods to customers. Previously, these costs were reported within operating expenses, more specifically in sales and marketing expenses. Under the new policy, these costs are included in cost of revenue. Management believes this presentation better reflects the costs associated with shipping customer orders. Prior periods have been reclassified to conform to the current year presentation.

The cost of net revenues for 2024 was $8,688,606, resulting in gross profit of $26,296,540 (a net margin of 75.2%) compared to cost of net revenues for 2023 of $8,331,846 and gross profits of $28,690,680 (a net margin of 77.5%). The main driver for the increase in cost of revenues is due to a higher promotional items cost in 2023 compared to 2024. The increase in cost of revenues was offset by an improvement in unit costs associated with both brands, bringing down our overall cost of goods sold.

Operating Expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses. The company spends significant amounts on research and development expenses to further its product design and offerings. The company recorded total operating expenses of $32,340,558 for 2024 and $37,714,362 for 2023. Such expenses were composed of:

●	general and administrative expenses of $10,692,765 for 2024 and $12,381,408 for 2023;

●	sales and marketing expenses of $17,819,012 for 2024 and $21,087,986 for 2023; and

●	research and development expenses of $3,828,781 for 2024 and $4,244,968 for 2023.

The decrease in our total operating expenses resulted primarily from a planned decrease in advertiser spending and other marketing expenses as well as a decrease in stock-based compensation. This decrease was offset by an increase in customer-related fulfillment costs.

During the year ended December 31, 2024, management determined that the total stock-based compensation expense for the year ended December 31 ,2023 was incorrectly calculated. The company initially recorded total stock-based compensation of $7,912,968 for the year ended December 31, 2023. Management then determined that the correct amount of stock-based compensation for the year ended December 31, 2023 was $9,639,326, an increase in expense of $1,726,358. The company has restated its financial statements to reflect the correct expense.

In addition, management determined as a result of audit procedures that there was an error in cash and cash equivalents related to incorrect cutoff of merchant processing funds. The correction resulted in an increase in accrued liabilities and an expense of $456,156 in general and administrative expense for the year ended December 31, 2023.The company has restated its financial statements to reflect this correction.

The Company has evaluated and concluded that these misstatements were material, in the aggregate, to its previously issued consolidated financial statements and has restated its consolidated financial statements for the year ended December 31, 2023.

Other Expense

Other expense consists of interest expense. The company recorded total other expense of $393,682 for 2024 and $521,114 for 2023.

Interest expense decreased because the company finished paying off its short-term loans in 2024 and did not acquire any additional debt during the year. See “Liquidity and Capital Resources – Indebtedness.”

Net operating loss and Net loss

Accordingly, the company’s net operating loss was $6,044,018 for 2024 and $9,023,682 for 2023; the company’s net loss was $6,437,700 for 2024 and $9,544,796 for 2023.

Liquidity and Capital Resources

As of December 31, 2024, the company had approximately $4,182,341 in cash and cash equivalents on hand. We believe that our cash and cash equivalent balances, along with positive cash flow from operations, will be adequate to meet our liquidity and capital expenditure requirements for at least the next 12 months. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations. The company is also currently having active fundraising conversations to increase the amount of cash on the balance sheet. So, although the company can support itself alone, it is also looking for additional investments to increase growth and sustainability.

Indebtedness

During the year ended December 31, 2022, the company received total proceeds of $9,573,653 from the same lender from 5 financings. The Company paid back fixed recurring monthly amounts over the 12-24 month periods relating to each financing. The loans bore interest from 7% - 14% and mature at various times between January 31, 2023 and August 2, 2024. Interest expense was $512,151 related to these loans for the year ended December 31, 2023. Total repayments for these and prior agreements were $3,585,057 during 2023.

During the year ended December 31, 2024, the company made repayments of $2,390,038 and $0 remained current and outstanding as of December 31, 2024. Interest expense for the year ended December 31, 2024 related to these loans was $341,434.

Total interest expense for the SBA loan was $5,594 and $5,680 for the years ended December 31, 2024 and 2023, respectively.

On March 28, 2024, the company converted its liability due to the co-founders, representing proceeds from the Regulation A offering, into loan payables, separate to each co-founder. As of December 31, 2024, the total of both liabilities, less allocated offering costs and expenses plus accrued interest, is $740,876. Interest accrues at a rate of 4.13% per annum. Principal and the balance of interest accrued will be due in full on March 29, 2027 or upon thirty (30) days’ prior written notice of demand by the respective lender.

Issuances of Equity

On August 6, 2021, the company commenced an offering pursuant to Regulation A of the Securities Act of 1933, as amended (the “Regulation A Offering”), qualifying the offer and sale of up to $60,000,000 of units consisting of .7 shares of Series A Preferred Stock of the company and .3 share of Common Stock from selling shareholders at a price of $6.60 per unit. As of December 31, 2024, the company has closed on cumulative gross proceeds of $3,405,270 and issued 515,950 units, including 361,165 shares of Series A Preferred Stock. As of August 6, 2024, the Regulation A Offering was closed.

During the year ended December 31, 2023 and pursuant to Section 4(a)(2) of the Securities Act of 1933, the company sold 53,030 shares of Series A Preferred stock to an individual investor for gross proceeds of $349,998 or $6.60 per share. In connection with the investment, the investor received 7,575 warrants to purchase Series A Preferred stock at an exercise price of $6.60 per share, expiring in 1.5 years.

During the year ended December 31, 2024, the company issued 22,211 shares of Series A Preferred Stock for gross proceeds of $186,284.

Trend Information

Our primary goal is to add customers in our direct-to-consumer sales channel as well as strengthening our artificial intelligence and technology capabilities. In the future, we intend to expand our product line and move into omnichannel, selling our products on online marketplaces and in retail locations. As we add customers, we will be able to grow our brands. Increasing demand, along with additional media coverage in the United States, has driven and continues to drive an increase in sales for the company’s products. There are also several underlying trends that drive the growth of the sector.

With respect to growth in the skincare industry as a whole, in 2019, when the company first launched, the global skincare market was estimated to be $140 billion in size. By 2034, it’s estimated to grow to $321.90 billion in size, a compound annual growth rate of 6.34%. The global fragrance market was estimated to be $58 billion in 2025 and is expected to grow at a compound annual growth rate of 5.3% to $88 billion in 2033.

There has been a consistent trend towards more online and direct to consumer sales across industries. E-commerce in beauty nearly quadrupled between 2015 and 2024, and its share now exceeds 20 percent, with significant runway ahead. This compares with a 2022 e-commerce share of approximately 30 percent in apparel and footwear, and around 65 percent in toys and games.

Consumers have been increasingly demanding personalized products:

●	59% of customers say that the option of personalization influences their shopping choices, according to an Infosys report.

●	A Forrester report confirmed that 77% of consumers have chosen, recommended, or paid more for a brand that provides the option to personalize.

●	The company is poised to continue to take advantage of these industry trends and continue to execute to grow in the US skincare market with our world class executive, technology and operations teams.

Inflation, along with softening consumer demand in 2024 have created an environment where consumers may be less willing to purchase dispensable products, counteracting some of the other trends noted.

Item 3. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:
Marc Chapman	Chief Executive Officer	52	April 26, 2025 – Present	Full-time
Mingshu S. Zhao	Chief Strategy Officer	41	May 24, 2024 – Present	Full-time
Zaoshi “Amy”Yuan	President, Chief Financial Officer, Treasurer, Secretary	40	May 15, 2017 – Present	Full-time
Directors:
Mingshu S. Zhao	Chairwoman	41	April 26, 2025 – Present	N/A
Zaoshi Yuan	Director	40	May 15, 2017 – Present	N/A
Akash Bedi	Director	41	October 26, 2022 – Present	N/A
Significant Employees:
Ali Waterman	VP of Finance	34	September 06, 2022 – Present	Full-time
Eric Wong	Head of Engineering	60	May 15, 2017 – Present	Full-time

Executive Officers and Directors

Marc Chapman, Chief Executive Officer

Marc has over 25 years of experience in building and scaling consumer technology companies. He began his career in Finance working in corporate finance roles at Eastman Kodak (1995-1999) and Intel (1999-2000). In 2000, he helped start Snapfish, an online photo company, and as the VP of Worldwide Product & Operations, grew the company to over $300 million in revenue and operating in 22 countries, selling it to Hewlett Packard for $300 million in 2005. Subsequently, he held COO roles at Minted (2013-2014) and Symphony Commerce (2014-2015). Most recently, he started SpoonfulOne in 2016, a company dedicated to tackling the food allergy epidemic, acted as their COO and GM of DTC businesses. SpoonfulOne was sold to Nestle in 2023, who was also the lead investor in the Company. Prior to his appointment as CEO in April 2025, Marc served as the company’s president beginning in May 2024. Marc holds an MBA from the Simon School of Business at the University of Rochester.

Ming Zhao, Chief Strategy Officer and Chairwoman:

Ming is the Chief Strategy Officer and Co-Founder of Proven Group. Ming holds an MBA degree from Harvard Business School, is a third-generation entrepreneur and is bilingual in English and Chinese. Ming is currently appointed to the board of directors of H&H International Holdings Ltd.

Prior to founding Proven Group, she built and led the Partnerships Team at NerdWallet, a consumer fintech company from 2014 to 2016. Before that, she was a fund of hedge funds investor at the Pacific Alternative Asset Management Company (PAAMCO) from 2011-2013. Prior to that, she was a Private Equity Investor at Bain Capital from 2008-2010, investing in consumer, technology and biotech companies globally. She started her career in Strategy Consulting at the Boston Consulting Group, where she advised Fortune 500 companies on their strategy, operations and distribution.

Zaoshi “Amy” Yuan, President, Chief Technology Officer, Chief Financial Officer and Director:

Amy is the President, CFO, Treasurer, Secretary and Co-Founder of Proven Group. She is a computational physicist and participated in scientific simulations on one of the largest super-computer in the world. She also has 8 publications in leading peer-reviewed physics scientific journals.

She is a data scientist and an engineer with a background in math, physics, and high-performance computing with a Postdoctoral Chemical Engineering degree from Stanford University and a PhD in Computational Physics from The University of Southern California.

Prior to founding Proven Group, Amy was the Lead Data Scientist at Lyra Health from 2015-2017. Prior to that, she was a Lead Data Scientist at McKesson from 2015-2016. At both of these companies, she developed data products that enable better care for people through the use of technology.

Akash Bedi, Director

Akash Bedi currently serves as the Group Rotating CEO and Chief Executive Officer, North America and Europe at H&H Group. As part of his role at H&H Group, Akash is responsible for the leadership for all aspects of the company’s operations with an emphasis on long-term goals, growth, profit, and return on investment. Prior to joining H&H Group in 2018, Akash held the position of Director, Global Consumer & Retail at HSBC for over 10 years where he worked on M&A transactions from its global offices in New York, London and Hong Kong.

Ali Waterman, VP of Finance

Ali Waterman is the VP of Finance at Proven Group, Inc. where she oversees the company’s Finance and HR functions. She holds an MBA from The University of Chicago Booth School of Business. She is a Finance and Operations professional with extensive leadership experience in FP&A, financial and business operations, and strategic analysis in high growth organizations.

Prior to joining the Company, Ali held positions of increasing responsibility leading up to VP of Finance at Envoy Global from 2017 to 2022. At Envoy, an immigration software and services provider, Ali played an integral role in building financial and operational structures leading to a successful exit in 2021. From 2012 to 2017, she worked as a financial analyst at Harkcon Inc.

Eric Wong, Head of Engineering

Eric has been the company’s Head of Engineering since May 2017. Eric is a tech startup veteran who brings a wealth of experience to PROVEN. From being the first Engineer at mental health unicorn, Lyra Heath to building financial platforms for developing countries in West Africa, Eric is devoted to enabling innovation in mission driven startups in FinTech, Gaming, Marketing, Biomics and now AI Powered Personalized Beauty.

Compensation Of Directors and Executive Officers

For the fiscal year ended December 31, 2024, we did not pay our directors in their capacity as directors. There are three directors in this group. We compensated our executive team, two of whom are also directors, as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Marc Chapman	President	$173,194	$250	$173,444
Ming S. Zhao	CSO	$237,656	$13,092	$250,748
Zaoshi Yuan	CFO	$237,656	$10,454	$248,110

Other compensation reflects an allowance for wellness, beauty, enrichment, and work-from-home expenses for tenured executives in order to improve the efficiency and maintain the mental health of our executives.

Other than as described below, the company has no agreements with its executive officers.

Employment agreement with Marc Chapman

On May 20, 2024 the company extended an offer of employment to Marc Chapman to serve as the President of the company. Per the terms of the offer, Mr. Chapman’s base salary is $290,000 and in the event Mr. Chapman is promoted to the position of Chief Executive Officer, he is entitled to receive a payment equal to six months’ base salary. Mr. Chapman is also entitled to an award of stock options for 1,914,462 shares of common stock. Mr. Chapman was appointed as the company’s CEO on April 26, 2025 and the original offer was amended to: (i) increase Mr. Chapman’s annual base salary to $310,000 effective March 1, 2025, (ii) change his title to CEO, (iii) entitle Mr. Chapman to receive a one-time cash bonus of $20,000 subject to the company reaching $38,000,000 in gross revenue and $800,000 in EBITDA, and (iv) grant additional options for 1,722,242 shares of common stock. The foregoing is qualified in its entirety by the full offer letter and subsequent amendment, filed as exhibit 6.4 to this annual report.

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of December 31, 2024, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner(1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Proxy Shares (3)	Percent of class owned (2)	Percent of Voting Power (6)
Common Stock	Ming S. Zhao	7,923,707	3,802,607	3,154,785	43.90%	36.48%
Common Stock	Zaoshi Yuan	7,421,508	3,802,607	3,000,000	42.02%	34.81%
Common Stock	Marc Chapman	0	1,914,462	0	7.17%	0.00%
Common Stock	All current officers and directors as a group (3 people in this group)	15,345,215	9,519,676	6,154,785	93.09%	71.81%
Series A-2 Preferred Stock(4)	New H2 Limited (5)	3,112,443	0	0	96.32%	10.39%

(1)	The address for all the executive officers, directors, and beneficial owners is c/o Proven Group, Inc., 7901 4th St N, STE 4916, St. Petersburg, Florida 33702.

(2)	The Percent of Class includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

(3)	Includes shares sold in the Regulation A over which investors granted Ms. Zhao a proxy, and includes shares owned by trusts over which the trustees of such trusts have granted Ms. Zhao and Ms. Yuan, respectively, voting proxies.

(4)	New H2 Limited is owned by Health & Happiness Group. Akash Bedi is H2 Limited’s designated member of the company’s board of directors and disclaims beneficial ownership of the shares of Series A-2 Preferred Stock.

(5)	Percent of Voting Power represents the total voting power across all shares of Common Stock and Series A-2 Preferred Stock, which are the only 2 classes of the company’s securities entitled to vote.

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On March 28, 2024, the company converted its liability due to two of our directors and executive officers, Ming Zhao and Zaoshi Yuan, representing proceeds from the Regulation A offering, into loan payables. As of December 31, 2024, the total of both liabilities, less allocated offering costs and expenses plus accrued interest, is $740,876. Interest accrues at a rate of 4.13% per annum. Principal and the balance of interest accrued will be due in full on March 29, 2027 or upon thirty (30) days’ prior written notice of demand by the respective lender.

Item 6. OTHER INFORMATION

On April 26, 2025, the company’s board took the following actions by written consent:

●	Appointed Mingshu Zhao as Chairwoman of the board,

●	Accepted the resignation of Marc Chapman as President,

●	Appointed Marc Chapman as Chief Executive Officer, and

●	Appointed Zaoshi Yuan as President.

We have no other information to disclose that was required to be in a report on Form 1-U.

Item 7. CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023

PROVEN Group, Inc.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

PROVEN Group, Inc.

Opinion

We have audited the accompanying consolidated financial statements of PROVEN Group, Inc. dba Proven Skincare (a Delaware corporation, the “Company”), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter – Restatement of Previously Issued Financial Statements

As discussed in Note 3 to the consolidated financial statements, management of the Company has restated its financial statements to correct errors in stock-based compensation and cash account as of and for the year ended December 31, 2023. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbbmckennon
Newport Beach, California
May 2, 2025

PROVEN Group, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2024	2023
		(as restated)
ASSETS
Current assets:
Cash and cash equivalents	$4,182,341	$6,079,595
Inventory	2,887,857	3,307,062
Prepaid expenses and other current assets	497,314	797,470
Subscription receivable	-	2,205
Total current assets	7,567,512	10,186,332
Deposits	54,892	49,441
Property and equipment, net	1,932	45,471
Goodwill	123,223	123,223
Intangible assets	4,567	4,567
Total assets	$7,752,126	$10,409,034

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,892,675	$2,777,633
Accrued expenses	1,293,845	1,111,610
Deferred revenue	432,063	843,348
Due to related parties	740,876	688,812
Loan payable, current	-	2,390,038
Total current liabilities	4,359,459	7,811,441
Loan payable	150,000	150,000
Future equity obligations	500,010	500,010
Total liabilities	5,009,469	8,461,451

Commitments and contingencies (Note 12)

Stockholders’ equity:
Series A-2 preferred stock, $0.00001 par value, 5,675,915 shares authorized, 3,231,280 shares issued and outstanding as of both December 31, 2024 and 2023, liquidation preference of $11,419,990 as of December 31, 2024 and 2023	32	32
Series A preferred stock, $0.00001 par value, 6,717,483 shares authorized, 446,493 and 424,282 shares issued and outstanding as of December 31, 2024 and 2023, respectively, liquidation preference of $2,946,854 and $2,800,262 as of December 31, 2024 and 2023, respectively	4	4
Series Seed preferred stock, $0.00001 par value, 17,582,397 shares authorized, 17,582,397 shares issued and outstanding as of both December 31, 2024 and 2023,	176	176
liquidation preference of $9,206,101 as of December 31, 2024 and 2023 Common stock, $0.00001 par, 69,740,303 shares authorized, 26,710,591 shares issued and outstanding as of both December 31, 2024 and 2023	267	267
Additional paid-in capital	95,948,223	88,715,449
Accumulated deficit	(93,206,045)	(86,768,345)
Total stockholders’ equity	2,742,657	1,947,583
Total liabilities and stockholders’ equity	$7,752,126	$10,409,034

See accompanying notes to these consolidated financial statements.

PROVEN Group, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2024	2023
		(as restated)
Net revenues	$34,985,146	$37,022,526
Cost of net revenues	8,688,606	8,331,846
Gross profit	26,296,540	28,690,680

Operating expenses:
General and administrative	10,692,765	12,381,408
Sales and marketing	17,819,012	21,087,986
Research and development	3,828,781	4,244,968
Total operating expenses	32,340,558	37,714,362

Loss from operations	(6,044,018)	(9,023,682)

Other expense:
Interest expense	(393,682)	(521,114)
Total other expense, net	(393,682)	(521,114)

Provision for income taxes	-	-
Net loss	$(6,437,700)	$(9,544,796)

Weighted average common shares outstanding - basic and diluted	26,710,591	26,703,270
Net loss per common share - basic and diluted	$(0.24)	$(0.36)

See accompanying notes to these consolidated financial statements.

PROVEN Group, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Series A-2		Series A		Series Seed				Additional		Total
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

Balances at December 31, 2022	3,231,280	$32	240,576	$2	17,582,397	$176	26,698,078	$267	$77,866,559	$(77,223,549)	$643,487
Issuance of Series A preferred stock	-	-	183,706	2	-	-	-	-	1,212,458	-	1,212,460
Offering costs	-	-	-	-	-	-	-	-	(13,155)	-	(13,155)
Exercise of stock options	-	-	-	-	-	-	12,513	-	10,261	-	10,261
Stock-based compensation	-	-	-	-	-	-	-	-	9,639,326	-	9,639,326
Net loss	-	-	-	-	-	-	-	-	-	(9,544,796)	(9,544,796)
Balances at December 31, 2023 (as restated)	3,231,280	$32	424,282	4	17,582,397	176	26,710,591	267	88,715,449	(86,768,345)	1,947,583
Issuance of Series A preferred stock	-	-	22,211	-	-	-	-	-	186,284	-	186,284
Offering costs	-	-	-	-	-	-	-	-	(14,446)	-	(14,446)
Stock-based compensation	-	-	-	-	-	-	-	-	7,060,936	-	7,060,936
Net loss	-	-	-	-	-	-	-	-	-	(6,437,700)	(6,437,700)
Balances at December 31, 2024	3,231,280	$32	446,493	$4	17,582,397	$176	26,710,591	$267	$95,948,223	$(93,206,045)	$2,742,657

See accompanying notes to these consolidated financial statements.

PROVEN Group, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2024	2023
		(as restated)
Cash flows from operating activities:
Net loss	$(6,437,700)	$(9,544,796)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	7,060,936	9,639,326
Depreciation and amortization	3,523	4,584
Loss on disposal of assets	40,016	-
Changes in operating assets and liabilities:
Inventory	419,205	(92,344)
Prepaid expenses and other current assets	300,156	15,809
Accounts payable	(884,958)	(1,584,108)
Accrued expenses	182,235	203,380
Deferred revenue	(411,285)	530,582
Net cash used in operating activities	272,128	(827,567)
Cash flows from investing activities:
Acquisition of property and equipment	-	(50,055)
Deposits	(5,451)	10,885
Net cash used in investing activities	(5,451)	(39,170)
Cash flows from financing activities:
Due to related parties	52,064	322,373
Subscription receivable	2,205	130,790
Repayments of merchant advances, net	-	(39,462)
Proceeds from future equity obligations	-	150,000
Repayments of future equity obligations	-	(250,000)
Repayments of loan payable	(2,390,038)	(3,584,957)
Issuance of Series A preferred stock	186,284	1,212,460
Offering costs	(14,446)	(13,155)
Exercise of stock options	-	10,261
Net cash used in financing activities	(2,163,931)	(2,061,690)
Net change in cash and cash equivalents	(1,897,254)	(2,928,427)
Cash and cash equivalents at beginning of year	6,079,595	9,008,022
Cash and cash equivalents at end of year	$4,182,341	$6,079,595

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$46,515	$-
Cash paid for interest	$344,612	$515,973

Supplemental disclosure of non-cash financing activities:
Future equity obligations issued pursuant to business combination	$-	$-
Subscription receivable	$-	$2,205

See accompanying notes to these consolidated financial statements.

PROVEN Group, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

PROVEN Group, Inc. (the “Company”) is a corporation formed on May 15, 2017 under the laws of the State of Delaware. The Company consists of Proven Skincare (“Proven”) and Noteworthy Holdings, Inc. (“Noteworthy”). Proven sells customized skincare products through its website and online platform to individual customers directly. Noteworthy offers personalized fragrance products through its website and online platform directly to customers. The Company is headquartered in St. Petersburg, Florida.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, and generated cash from operations of $272,128 for the year ended December 31, 2024 and used cash in operations of $827,567 for the year ended December 31, 2023. These factors raise substantial doubt about the Company’s ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations through its operational activities, current capital on hand, as well as other financing that may be available to us. We, therefore, believe that any substantial doubt about the Company’s ability to continue as a going concern has been alleviated. The Company’s ability to continue as a going concern for the next 12 months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

During the year ended December 31, 2024, the Company changed its accounting policy regarding the classification of outbound freight associated with shipping goods to customers. Previously, these costs were reported within operating expenses, more specifically in sales and marketing expenses. Under the new policy, these costs are included in cost of revenue. Management believes this presentation better reflects the costs associated with shipping customer orders. Prior periods have been reclassified to conform to the current year presentation.

A summary of the changes are as follows for both the basis of presentation change and the restatement to previously issued consolidated financial statements described below:

	Year Ended
	December 31,
	2023	Adjustment	2023
	(as previously reported)		(as restated)
Net revenues	$37,022,526	-	$37,022,526
Cost of net revenues	5,235,285	3,096,561	8,331,846
Gross profit	31,787,241	(3,096,561)	28,690,680

Operating expenses:
General and administrative	10,669,719	1,711,689	12,381,408
Sales and marketing	23,713,722	(2,625,736)	21,087,986
Research and development	4,244,968	-	4,244,968
Total operating expenses	$38,628,409	$(914,047)	$37,714,362

Net loss	$(7,362,282)	$(2,182,514)	$(9,544,796)
Net loss per common share - basic and diluted	$(0.28)	$(0.08)	$(0.36)

	Year Ended
	December 31,
	2023	Adjustment	2023
	(as previously reported)		(as restated)
ASSETS
Current assets:
Cash and cash equivalents	$6,535,751	$(456,156)	$6,079,595
Inventory	3,307,062	-	3,307,062
Prepaid expenses and other current assets	797,470	-	797,470
Subscription receivable	2,205	-	2,205
Total current assets	10,642,488	(456,156)	10,186,332

Total assets	$10,865,190	$(456,156)	$10,409,034

	Year Ended
	December 31,
	2023	Adjustment	2023
	(as previously reported)		(as restated)
Cash flows from operating activities:
Net loss	$(7,362,282)	$(2,182,514)	$(9,544,796)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	7,912,968	1,726,358	9,639,326
Depreciation and amortization	4,584	-	4,584
Changes in operating assets and liabilities:
Inventory	(92,344)	-	(92,344)
Prepaid expenses and other current assets	15,809	-	15,809
Accounts payable	(1,584,108)	-	(1,584,108)
Accrued expenses	203,380	-	203,380
Deferred revenue	530,582	-	530,582
Net cash used in operating activities	(371,411)	(456,156)	(827,567)

Net change in cash and cash equivalents	(2,472,271)	(456,156)	(2,928,427)
Cash and cash equivalents at beginning of year	9,008,022	-	9,008,022
Cash and cash equivalents at end of year	$6,535,751	$(456,156)	$6,079,595

Restatement of Previously Issued Consolidated Financial Statements

During the year ended December 31, 2024, management determined that the total stock-based compensation expense for the year ended December 31, 2023 was incorrectly reported at $7,912,968, when it should have been $9,639,326, an increase in general and administrative expense of $1,726,358. The correction was due to incorrect calculations on vesting terms of various awards. The company has restated its financial statements to reflect the correct expense.

In addition, management determined as a result of audit procedures that there was an error in cash and cash equivalents related to incorrect cutoff of merchant processing funds. The correction resulted in a decrease in cash and cash equivalents and an expense of $456,156 in general and administrative expense for the year ended December 31, 2023.The company has restated its financial statements to reflect this correction.

The Company has evaluated and concluded that these misstatements were material, in the aggregate, to its previously issued consolidated financial statements and has restated its consolidated financial statements for the year ended December 31, 2023.

The Company has summarized the impact of the restatements to its previously issued financial statements, including the impacts to specific financial line elements above. Net equity totals decreased by $456,156.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, inventory, valuations of common stock, and future equity obligations. The Company bases its estimates on historical experience, known trends, and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

 Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies, and similar techniques.

The carrying values of the Company’s accounts receivable, prepaid expenses, accounts payable, and accrued expenses and approximate their fair values due to the short maturity of these instruments. The Company’s future equity obligations are carried at fair value, determined based on Level 3 inputs in the fair value hierarchy described above (see Notes 5 and 9).

Inventory

Inventories consist of components, finished goods, and products in transit from the Company’s suppliers. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. Inventory is recorded at the lower of cost or net realizable value using the specific identification method. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of goods sold to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

As of December 31, 2024 and 2023, inventory included approximately $210,664 and $117,000 in transit, respectively.

Subscription Receivable

Subscription receivable represents the amount owed to the Company from the sale of units in the Company’s Regulation A offering.

Acquisitions, Goodwill and Other Intangible Assets

The Company allocates the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess value of the cost of an acquired business over the estimated fair value of the assets acquired and liabilities assumed is recognized as goodwill. The Company uses a variety of information sources to determine the value of acquired assets and liabilities, including: identifiable intangibles and inventories; and legal counsel or other experts to assess the obligations associated with legal, environmental or other claims.

Goodwill and indefinite-lived intangibles are not amortized but are instead evaluated annually for impairment as part of the Company’s annual financial review, or when indicators of a potential impairment are present. The annual test for impairment performed for goodwill can be qualitative or quantitative, taking into consideration certain factors surrounding the fair value of the goodwill including, level by which fair value exceeded carrying value in the prior valuation, as well as macroeconomic factors, industry conditions and actual results at the test date.

The Company evaluates indefinite-lived intangible assets, which consist of trademarks, for impairment on an annual basis. Similar to goodwill, the impairment test can be qualitative or quantitative, taking into consideration certain factors surrounding the fair value of the brand names including, level by which fair value exceeded carrying value in the prior valuation, as well as macroeconomic factors, industry conditions and actual results at the test date.

Revenue Recognition

The Company determines revenue recognition through the following steps in accordance with ASC 606, Revenue from Contracts with Customers (ASC 606):

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company derives its revenue solely from e-commerce transactions, which is considered a single performance obligation. Revenue is recognized at the time the product is shipped to the customer, which is the point in time when control is transferred.

The Company deducts discounts, sales tax, and refunds to arrive at net revenue. Sales tax collected from clients is not considered revenue and is included in accrued expenses until remitted to the taxing authorities. All shipping and handling costs are accounted for as fulfillment costs in sales and marketing expense, and are therefore not evaluated as a separate performance obligation.

Contract Liability

Contract liabilities are recorded when a customer pays consideration, or the Company has a right to an amount of consideration that is unconditional, before the transfer of a good or service to the customer and thus represent the Company’s obligation to transfer the good or service to the customer at a future date. The Company’s contract liabilities are included as deferred revenue on the balance sheets and consist of (i) payments received in advance of product delivery to the customer and (ii) the promise of future products to be delivered to existing customers. As of December 31, 2024 and 2023, total contract liabilities were $432,063 and $843,348, respectively. The Company expects deferred revenue for all contract liabilities to be recognized within one year.

Cost of Revenue

Cost of revenue consists of the costs of inventory sold, packaging materials costs, inbound freight, customs and duties and outbound freight associated with shipping goods to customers. In situations where promotional products are provided by the Company to its customers at the same time as the related saleable product, the cost of these promotional products are recognized as a cost of revenue.

During the year ended December 31, 2024, the Company changed its accounting policy regarding the classification of outbound freight associated with shipping goods to customers. Previously, these costs were reported within operating expenses, more specifically in sales and marketing expenses. Under the new policy, these costs are included in cost of revenue. Management believes this presentation better reflects the costs associated with shipping customer orders. Prior periods have been reclassified to conform to the current year presentation. See basis of presentation disclosure above.

As a result, the Company’s calculation of gross profit has changed and will be lower but net operating loss will remain consistent to prior years.

Sales and Marketing

Sales and marketing expenses include fulfillment center operations, third-party logistics costs, and payment processing fees, as well as marketing and advertising costs.

The Company no longer includes outbound freight associated with shipping goods to customers as a component of sales and marketing expenses and instead recognizes these costs as a component of cost of net revenues.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and benefits costs, professional services and information technology.

Advertising Costs

Advertising costs are included in sales and marketing expenses and are expensed as incurred. Advertising costs were $10,537,674 and $12,696,193 for the years ended December 31, 2024 and 2023, respectively.

Research and Development Costs

Costs related to the development of the Company’s products and future offerings are included in research and development expenses and are expensed as incurred.

Future Equity Obligations

The Company accounts for its Simple Agreements for Future Equity (“SAFEs”) as derivative liabilities under the FASB’s ASC section 815-10 and ASC section 815-40.

Deferred Offering Costs

The Company complies with the requirements of ASC 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. The Company recognizes forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2024 and 2023, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2024 and 2023 are as follows:

	Year Ended
	December 31,
	2024	2023
Series A-2 Preferred Stock (convertible to common stock)	3,231,280	3,231,280
Series A Preferred Stock (convertible to common stock)	446,493	424,282
Series Seed Preferred Stock (convertible to common stock)	17,582,397	17,582,397
Preferred and common stock warrants	139,478	369,275
Stock options	12,534,693	11,901,399
Total potentially dilutive shares	33,934,341	33,508,633

As of December 31, 2024, there was an indeterminable number of shares that were potentially dilutive based on the Company’s outstanding future equity obligations (see Note 9).

Recently Issued and Adopted Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	RELATED PARTIES

On March 28, 2024, the company converted its liability due to the co-founders, representing proceeds from the Regulation A offering, into loan payables, separate to each co-founder. As of December 31, 2024, the total of both liabilities, less allocated offering costs and expenses plus accrued interest, is $740,876. Interest accrues at a rate of 4.13% per annum. Principal and the balance of interest accrued will be due in full on March 29, 2027 or upon thirty (30) days’ prior written notice of demand by the respective lender.

5.	FAIR VALUE MEASUREMENTS

The Company’s financial assets and liabilities are subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

Future Equity
Obligations
Balance, December 31, 2022	$600,010
Issuance of future equity obligations for proceeds	150,000
Payment for, and cancellation of, future equity obligations	(250,000)
Balance, December 31, 2023	500,010
Issuance of future equity obligations for proceeds	-
Payment for, and cancellation of, future equity obligations	-
Balance, December 31, 2024	$500,010

The Company measures the future equity obligations at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assesses these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the future equity obligations related to updated assumptions and estimates are recognized within the statements of operations.

The future equity obligations may change significantly as additional data is obtained, impacting the Company’s assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in the current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company’s results of operations in future periods.

The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations, including a liquidity event or future equity financing. Both the market value of the underlying securities and the probability of the settlement outcomes include unobservable Level 3 inputs. In instances where a future equity obligation is issued close to a period end, and there are no changes to the estimated fair value of the Company’s underlying common stock, or material changes in Company circumstances, the Company may conclude that the value of the instrument is what the investor paid, as such is an arms-length transaction.

The following table presents changes in Level 3 liabilities measured at fair value for the years ended December 31, 2024 and 2023:

	Fair Value Measurements as of December 31, 2024:
	Level 1	Level 2	Level 3	Total
Liabilities:
Future equity obligations	$-	$-	$500,010	$500,010
	$-	$-	$500,010	$500,010

	Fair Value Measurements as of December 31, 2023:
	Level 1	Level 2	Level 3	Total
Liabilities:
Future equity obligations	$-	$-	$500,010	$500,010
	$-	$-	$500,010	$500,010

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2024	2023
Prepaid inventory and deposits	$259,851	$528,160
Software	128,646	123,767
Advertising	14,678	27,865
Other	94,139	117,678
	$497,314	$797,470

7.	PROPERTY AND EQUIPMENT, NET

The following is a summary of property and equipment, net:

	December 31,
	2024	2023
Computer equipment	$5,795	$5,795
Furniture and Fixtures	-	44,260
Total	5,795	50,055
Less: Accumulated depreciation	(3,863)	(4,584)
Property and equipment, net	$1,932	$45,471

Depreciation expense was $3,523 and $4,584 for the years ended December 31, 2024 and 2023, respectively. During the year ending December 31, 2024, the company disposed of $44,260 of furniture and fixtures and recorded loss on sale of furniture and fixtures of $40,016 in the consolidated statements of operations.

8.	DEBT

Loans Payable

During the year ended December 31, 2022, the Company received total proceeds of $9,573,653 from the same lender from 5 financings. The Company paid back fixed recurring monthly amounts over the 12-24 month periods relating to each financing. The loans bore interest from 7% - 14% and mature at various times between January 31, 2023 and August 2, 2024. Interest expense was $512,151 related to these loans for the year ended December 31, 2023. Total repayments for these and prior agreements were $3,585,057 during 2023.

During the year ended December 31, 2024, the Company made repayments of $2,390,038 and $0 remained current and outstanding as of December 31, 2024. Interest expense for the year ended December 31, 2024 related to these loans was $341,434.

The CARES Act additionally extended COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (EIDL) assistance program. During 2021, the Company was notified that its EIDL application was approved by the Small Business Association (SBA). Per the terms of the EIDL agreement, the Company received total proceeds of $150,000. The Loan matures in thirty years from the effective date of the Loan and has a fixed interest rate of 3.75% per annum. The Loan has repayment terms that commence one year after the origination date. As of December 31, 2024, $150,000 remained outstanding.

Total interest expense for the SBA loan was $5,594 and $5,680 for the years ended December 31, 2024 and 2023, respectively.

9.	FUTURE EQUITY OBLIGATIONS

In May 2023, the Company issued a payment for, and cancellation of, a SAFE for $250,000 related to the 2022 acquisition of Noteworthy. Additionally in June 2023, the Company entered into a SAFE for a purchase amount of $150,000. The agreement has a valuation cap of $190,000,000.

There have been no issuances of future equity obligations for the year ending December 31, 2024.

If there is a preferred equity financing before the instrument expires or is terminated, the Company will automatically issue to the investors a number of shares of either a) a number of shares of Standard Preferred Stock equal to the purchase amount divided by the cash price per share of the Standard Preferred Stock, if the pre-money valuation applicable to the new investors is less than or equal to the valuation cap; or b) a number of shares of Safe Preferred Stock equal to the purchase amount divided by the Safe Price. The Safe Price is defined as the valuation cap divided by the number of dilutive shares outstanding.

10.	STOCKHOLDERS’ EQUITY

Preferred Stock

The Company’s Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on October 22, 2021, authorized the Company to issue a total of 29,975,795 shares of Preferred Stock, $0.00001 par value per share, of which (i) 1,077,005 shares were designated as Series Seed-1 Preferred Stock, (ii) 1,292,514 shares were designated as Series Seed-2 Preferred Stock, (iii) 30,618 shares were designated as Series Seed-3 Preferred Stock, (iv) 5,884,428 shares were designated as Series Seed-4 Preferred Stock, (v) 6,531,944 shares were designated as Series Seed-5 Preferred Stock, (vi) 2,357,622 shares were designated as Series Seed-6 Preferred Stock, (vii) 408,266 shares were designated as Series Seed-7 Preferred Stock, (viii) 6,717,483 shares were designated as Series A Preferred Stock, and (ix) 5,675,915 shares were designated as Series A-2 Preferred Stock. On the accompanying balance sheets, the various Series Seed Preferred Stock are presented in aggregate as Series Seed Preferred Stock.

As of December 31, 2024, there were (i) 1,077,005 shares of Series Seed-1 Preferred Stock issued and outstanding, (ii) 1,292,514 shares of Series Seed-2 Preferred Stock issued and outstanding, (iii) 30,618 shares of Series Seed-3 Preferred Stock issued and outstanding, (iv) 5,884,428 shares of Series Seed-4 Preferred Stock issued and outstanding, (v) 6,531,944 shares of Series Seed-5 Preferred Stock issued and outstanding, (vi) 2,357,622 shares of Series Seed-6 Preferred Stock issued and outstanding, (vii) 408,266 shares of Series Seed-7 Preferred Stock issued and outstanding, (viii) 446,493 shares of Series A Preferred Stock issued and outstanding, and (ix) 3,231,280 shares of Series A-2 Preferred Stock issued and outstanding.

The holders of each class of stock shall have the following rights and preferences:

Common Stock: Each holder of shares of Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited. The holders of the Common Stock are entitled to elect, remove and replace all directors of the Company, other than the director elected by the holders of Series A-2 Preferred Stock. The holders of the Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, subject to the rights of any senior Preferred Stock that may then be outstanding, out of any assets of the company legally available therefore, such dividends as may be declared from time to time by the Board of Directors. In the event of the company’s liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any senior Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock.

Preferred Stock: See descriptions of the Preferred Stock rights and preferences set forth in the “Dividends”, “Voting”, and “Liquidation” sections below.

Dividends

The holders of the Company’s Series A-2 Preferred Stock are entitled to receive, only if declared by the Board of Directors, dividends at the rate of 8% of the original issue price of such stock prior and in preference to any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock). The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock first receive, or simultaneously receive, in addition to the Series A-2 Preferred Stock dividend, a dividend on each outstanding share of Preferred Stock as set forth in the Company’s Amended and Restated Certificate of Incorporation.

Voting

Shares of Preferred Stock except the Series A-2 Preferred Stock shall be non-voting and shall not be entitled to vote on any matter submitted to a vote of stockholders of the company. Each holder of Series A-2 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock held by such holder as if the shares of Series A-2 Preferred Stock held by such holder were converted into shares of Common Stock. Subject to the provisions of the Company’s Amended and Restated Certificate of Incorporation, the holders of Series A-2 Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company or Deemed Liquidation Event as the case may be, the holders of shares of Series A-2 Preferred Stock will be entitled to be paid out of the assets of the Company available for distribution to its stockholders pro rata based on the number of shares held by each such holder on an as-converted to Common Stock basis.

Conversion

A portion or all of the shares of Preferred Stock may, upon the election of a majority of the outstanding shares of Preferred Stock, specified by vote or written consent, be converted at any time into fully-paid and nonassessable shares of Common Stock. The initial conversion rate shall be one-for-one. The conversion rate shall change as provided in the Amended and Restated Certificate of Incorporation.

Transactions

In 2024, the Company issued 22,211 shares of Series A Preferred Stock for gross proceeds of $186,284.

In 2023, the Company sold Units under its Regulation A offering. In connection with the sale of these Units the Company issued 130,676 shares of Series A Preferred Stock for gross allocated proceeds of $862,462. In addition, as part of the sale of Units, 56,868 shares of common stock were sold by our founders to the Regulation A investors, for which the Founders will receive $353,737, which is included in due to related parties as of December 31, 2023 in the accompanying consolidated balance sheets.

During 2023, the Company sold 53,030 shares of Series A Preferred stock to an individual investor for gross proceeds of $349,998 or $6.60 per share. In connection with the investment, the investor received 7,575 warrants to purchase Series A Preferred stock at an exercise price of $6.60 per share, expiring in 1.5 years.

As of August 6, 2024, the Regulation A Offering was closed.

PROVEN Group, Inc. 2017 Stock Plan

The Company has adopted the PROVEN Group, Inc. 2017 Stock Plan (“2017 Plan”), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2017 Plan, as amended and restated, was 16,379,691 shares as of December 31, 2024. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2022	9,026,835	$0.76	$10,982,284
Granted	3,083,494	0.82
Exercised	(1,788)	0.82
Forfeited	(207,142)	0.82
Outstanding as of December 31, 2023	11,901,399	$0.78	$69,301,241
Granted	2,893,827	0.75
Exercised	-	-
Forfeited	(2,260,533)	0.73
Outstanding as of December 31, 2024	12,534,693	$0.78	$72,942,393

Exercisable as of December 31, 2023	6,185,171	$0.75	$36,181,670
Exercisable as of December 31, 2024	7,718,019	$0.78	$44,909,313

As of December 31, 2024, the weighted average duration to expiration of outstanding options was 7.73 years.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Year Ended
	December 31,
	2024	2023
Risk-free interest rate	3.52% - 4.21%	3.61%
Expected term (in years)	6.27	6.25
Expected volatility	55.00%	55.00%
Expected dividend yield	0%	0%
Fair value per stock option	$6.04	$5.99

The total grant-date fair value of the options granted during the years ended December 31, 2024 and 2023 was $17,472,415 and $18,470,994, respectively. Stock-based compensation expense for stock options of $7,060,936 and $9,639,326, respectively, was recognized for the years ended December 31, 2024 and 2023. In 2024 and 2023 respectively, $4,494,470 and $6,141,060 was classified in general and administrative expenses, $996,319 and $1,157,572 was classified in research and development expenses and $1,570,147 and $2,340,694 was classified in sales and marketing expenses. in the consolidated statements of operations. Total unrecognized compensation costs related to non-vested stock option awards amounted to $19,747,076 as of December 31, 2024, which will be recognized over a weighted-average period of 2.94 years.

Warrants

In connection with the company’s Series A financing in February 2023, the company granted 7,575 warrants to purchase Series A preferred stock to an investor. The warrants have an exercise price of $6.60 per share and expire on the earlier of the first anniversary of the issuance date, the closing of an IPO or sale of the company. The warrants were valued using the Black-Scholes option pricing model using similar inputs to those described for stock options and had a grant-date fair value of $0.05 per share, or total fair value of $379. The warrants were determined to be equity classified per ASC 480-10 and were recognized as offering costs of the underlying preferred stock issued. Accordingly, the value both decreased and increased additional paid-in capital for net no effect in the consolidated financial statements.

In 2023, the Company granted 25,000 Series A preferred stock warrants with an exercise price of $3.53 per share to a consultant. The warrants vested immediately. The Company recorded stock-based compensation expense of $91,750 pertaining to these warrants, which is included in general and administrative expenses in the consolidated statements of operations. The warrants were valued with similar inputs to those disclosed above for stock option.

As of December 31, 2024, the Company had 105,135 preferred stock warrants outstanding and 34,343 common warrants outstanding.

11.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences, research and development and net operating loss carryforwards. As of December 31, 2024 and 2023, the Company had net deferred tax assets before valuation allowance of approximately $5,699,782 and $5,021,067, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,
	2024	2023
Deferred tax assets (liabilities)
Net operating loss carryforwards	$2,984,744	$3,897,234
Accruals and other	-	(86,375)
Stock-based compensation	1,588,126	671,684
Research and development tax credit carryforwards	(902)	(1,175)
Research and experimentation capitalization	1,097,814	539,699
Valuation allowance	(5,699,782)	(5,021,067)
Net deferred tax assets (liabilities)	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required. For the year ended December 31, 2024, the 80% limitation of our net operating loss carryforwards was used, resulting in an immaterial amount of tax owed. Therefore, valuation allowances of $5,699,782 and $5,021,067 were recorded as of December 31, 2024 and 2023, respectively. Valuation allowance increased by $648,715 during the year ended December 31, 2024 and decreased by $1,025,325 during the year ended December 31, 2023. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 25.6%. The effective rate is reduced to 0% for 2024 and 2023 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. On December 31, 2024 and 2023, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $11,661,173 and $15,208,242, respectively, which may be carried forward indefinitely.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018 and subsequent tax years remain open to examination.

12.	COMMITMENTS AND CONTINGENCIES

Sales Tax

It was determined that the Company’s sales may be subject to sales tax in certain jurisdictions. The Company is currently assessing its positions and had an estimated liability of $234,543 and $310,985 for sales tax exposure as of December 31, 2024 and 2023, respectively. The Company believes that the ultimate resolution will not be materially different from the estimated liability recorded.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition, or results of operations.

13.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 2, 2025, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements except for the following:

On April 26, 2025, the board of directors signed certain consents which included promotion of Marc Chapman to CEO, Zaoshi Yuan to President and Ming S. Zhao to Chairwoman. The promotion of Marc Chapman to CEO included a change in compensation as well as an issuance of additional equity grants in the amount of 1,914,462 shares of common stock.

Item 8. EXHIBITS

Exhibit No.	Exhibit Description
2.1	Amended and Restated Certificate of Incorporation (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390021031153/filename4.htm)
2.2	Second Amended and Restated Bylaws (Filed with the Form 1-APOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390023065133/ea183003ex2-2_provengroup.htm)
2.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (Filed with the Form 1-U of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390023036499/ea178015-1u_provengroup.htm)
3.1*	Investors’ Rights Agreement (Filed with the Form 1-K of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390023034661/ea177615ex3-2_lifespectac.html)
3.2*	Voting Agreement (Filed with the Form 1-K of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390023034661/ea177615ex3-3_lifespectac.htm)
3.3*	Right of First Refusal and Co-Sale Agreement (Filed with the Form 1-K of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390023034661/ea177615ex3-4_lifespectac.htm)
6.1	2017 Amended and Restated Stock Plan (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390021031153/filename8.htm)
6.2	Unsecured Promissory Note – Ming Zhao (Filed with the Form 1-K of the Company and available here,https://www.sec.gov/Archives/edgar/data/1777318/000121390024037321/ea020458301ex6-2_proven.htm)
6.3	Unsecured Promissory Note – Zaoshi Yuan (Filed with the Form 1-K of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390024037321/ea020458301ex6-3_proven.htm)
6.4	Offer Letter, as amended – Marc Chapman

*	Portions of this exhibit have been omitted

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROVEN Group, Inc.

By Marc Chapman

Signature:	/s/ Marc Chapman
Chief Executive Officer

Date: May 2, 2025

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Marc Chapman
Marc Chapman, Principal Executive Officer Date: May 2, 2025
/s/ Ming S. Zhao
Ming S. Zhao, Chairwoman

Date: May 2, 2025

/s/ Zaoshi Yuan
Zaoshi Yuan, Principal Financial Officer, Principal Accounting Officer and Director

Date: May 2, 2025

Akash Bedi, Director